UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

3rd Floor, No. 11 Building,
No. 109 Yard Tianjizhigu,
Jinghai 3rd Street, BDA, Beijing,
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Victor Huike Li from the Board, the CEO and the acting CFO

On December 27, 2022, Mr. Victor Huike Li resigned from the board of directors (the “Board”) and from his positions as the Chief Executive Oofficer (the “CEO”) and the acting Chief Financial Officer (the “CFO”) of Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”) for personal reasons, effective January 27, 2023. Mr. Li’s resignation did not result from any disagreement with the Company.

Appointment of Zexiong Huang as the director, the CEO and the acting CFO

On December 27, 2022, Mr. Zexiong Huang, the current consultant of the Company’s digital SME business unit, was elected and appointed as a member of the Board, the CEO, and the acting CFO to fill in the vacancy created by Mr. Li’s resignation, with effect from January 27, 2023 until the earlier of (i) the date on which the director ceases to be a member of the Board for any reason or (ii) the date of termination of the director agreement entered into between Mr. Zexiong Huang and the Company.

Mr. Zexiong Huang has over 10 years of experience in the financial industry as well as the financial services industry, specializing in SME financial services, financing and guarantee, consumer finance, real estate mortgage financing, microfinance, and other financial products. He has held various senior management positions in mainland China and Hong Kong, and has gained comprehensive industry experience in the areas of consulting, business development, financial operations, and management. Mr. Huang was an executive director and the Chief Executive Officer of JIMU GROUP LIMITED (8187.HK) from June 2020 to May 2022. He has been a consultant of Pintec’s digital SME business unit since 2021 and has been the executive Vice President of the group since he joined in 2022. Mr. Huang holds a bachelor's degree in economics from Yunnan University of Finance and Economics.

There are no family relationships between Mr. Zexiong Huang and any other employees or members of the Board of the Company.

Resignation of Zehua Shi from the Board

On December 27, 2022, Mr. Zehua Shi resigned from the Board of the Company for personal reasons, effective January 27, 2023. Mr. Shi’s resignation did not result from any disagreement with the Company.

Appointment of Chao Chen as the director

On December 27, 2022, Mr. Chao Chen was elected as the director of the Board with effect from January 27, 2023 until the earlier of (i) the date on which the director ceases to be a member of the Board for any reason or (ii) the date of termination of the director agreement entered into between Chao Chen and the Company.

Mr. Chao Chen has 15 years of experience in financial services, specializing in customer relationship management, credit risk management and team operation management. He has held various senior management positions in mainland China and Hong Kong, including the credit manager and the branch manager of Zhong An Credit from October 2007 to March 2012, the deputy general manager of Shenzhen Qian Hai Golden Excellence Microfinance Management Company Limited from August 2013 to December 2014 and the executive director of JIMU GROUP LIMITED (8187.HK) from September 2020 to May 2021. He has been a consultant of Pintec’s digital SME business unit since 2021 and the head of SME business since he joined the Company in 2022.

There are no family relationships between Mr. Chao Chen and any other employees or members of the Board of the Company.

Resignation of Jimin Zhuo from the Board and the Chairman of Audit Committee

On December 27, 2022, Mr. Jimin Zhuo resigned from his positions as an independent director and the Chairman of Audit Committee of the Company for personal reasons, effective January 27, 2023. Mr. Zhuo’s resignation did not result from any disagreement with the Company.

Appointment of Sen Lin as the independent director and the Chairman of Audit Committee

On December 27, 2022, Mr. Sen Lin was elected as the independent director and the Chairman of Audit Committee to fill in the vacancy created by Mr. Zhuo’s resignation effective from January 27, 2023 until the earlier of (i) the date on which the director ceases to be a member of the Board for any reason or (ii) the date of termination of the director agreement entered into between Mr. Sen Lin and the Company.

Mr. Sen Lin has over 20 years of accounting and auditing experience. He currently serves as the Chief Capital Officer of AsiaLinq Investments. Since December 2021, Mr. Lin has served as an independent director of Metalpha Technology Holding Limited (Nasdaq: MATH), a company engaged in the development of a rewards-based crowdfunding platform. Since June 2021, Mr. Lin has been an independent director of Shenzhen Jiang & Associates Creative Design Co., Ltd. (300668.SZ). From February 2001 to November 2006, Mr. Lin served as a manager of PricewaterhouseCoopers, and he became a certified public accountant in China in 2010. Mr. Lin received his bachelor's degree in international business administration from Central University of Finance and Economics in 1998 and an EMBA degree from China Europe International Business School in 2011.

There are no family relationships between Mr. Sen Lin and any other employees or members of the Board of the Company.

Resignation of Yong Chen from the Board and the member of Audit Committee

On December 27, 2022, Mr. Yong Chen resigned from his positions as an independent director and a member of Audit Committee of the Company for personal reasons, effective January 27, 2023. Mr. Chen’s resignation did not result from any disagreement with the Company.

Appointment of Eun Jung Shin as the independent director and the member of Audit Committee

On December 27, 2022, Ms. Eun Jung Shin was elected as an independent director and a member of Audit Committee to fill in the vacancy created by Mr. Chen’s resignation effective from January 27, 2023 until the earlier of (i) the date on which the director ceases to be a member of the Board for any reason or (ii) the date of termination of the director agreement entered into between Ms. Eun Jung Shin and the Company.

Ms. Eun Jung Shin has over 20 years of management, operations and marketing experience. From November 2013 to March 2022, she served as a director at Jenax Inc, during which time she created a new business unit and managed the R&D, production, HR, marketing and sales departments, presented as a guest speaker at various conferences in many cities in Europe, USA, and Japan, and led external collaborations with global companies. From September 2009 to March 2011, she worked as a senior account manager at Fleishman-Hillard Korea, where she developed the communications platform as part of the core team of the G20 Business Summit Committee communications partners. She received her bachelor’s degree in International Relations and Political Science in 2005 from Tufts University, and an MBA degree in 2009 from Yonsei University.

There are no family relationships between Ms. Eun Jung Shin and any other employees or members of the Board of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2023

Pintec Technology Holdings Limited

By:	/s/ Zexiong Huang
Name:	Zexiong Huang
Title:	Director and Chief Executive Officer